September 24, 2008.

Via EDGAR and FACSIMILE

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549
Attention: Amanda McManus, Branch Chief - Legal

Ref:     Grupo TMM, S.A.
             Form 20-F for the fiscal year ended December 31, 2007
             Filed June 30, 2008 (File No.333-14194)

Ladies and Gentleman:

On behalf of Grupo TMM, S.A.B. a Mexican Sociedad Anónima Bursatil (Public Issuing Corporation) (the “Company”), I am writing in response to the Staff’s (the “Staff”) comment raised in the letter dated September 3, 2008 (the “Comment Letter”). To facilitate your review, the Staff comment, as set forth in the Comment Letter, is reprinted in italics and is followed by the Company’s response.

Form 20-F for the fiscal year ended December 31, 2007

Item 15. Controls and Procedures, page 93

We were unable to locate the conclusion of the issuer’s principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the issuer’s disclosure controls and procedures as required by Item 15(a) of Form 20-F. Please advise.

Response

An evaluation was carried out under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness, as of the end of the period covered by the Company’s above-referenced annual report on Form 20-F (the “Form 20-F”), of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based upon this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer each concluded that, as of the end of the 2007 fiscal year, such disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required by the Securities and Exchange Commission’s rules and forms and is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Company confirms that it will include the disclosure required by Item 15(a) of Form 20-F in its future period report filings.

In connection with responding to the Staff’s comments, the Company acknowledges that:

         - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         - Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         - the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments relating to this letter, kindly contact the undersigned at 011-52-55-5629-8866.

                     Sincerely,

                     Jacinto Marina Cortes
                     Chief Financial Officer